Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

July 27, 2009

Susann Reilly
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re: **EquityPoint, LLC Fund I Series**
        Form 1-A, filed August 11, 2008
        File No. 24-10220

Dear Ms. Reilly,

Please find attached a copy of the tax opinion letter for Equity Point, LLC Fund I Series. We are still working on obtaining the other information but wanted top make sure the tax opinion letter has everything included that you require. We appreciate your time. Please contact us with any questions or concerns. Our fax number is 951-602-6049.

Sincerely,

/s/ David Utley
Paralegal to Jillian Ivey Sidoti
Counsel for EquityPoint, LLC Fund I Series and their Management
du/JIS

Chang G. Park, CPA, Ph. D.
◆ 2667 CAMINO DEL RIO S. SUITE B ◆ SAN DIEGO ◆ CALIFORNIA 92108 ◆
◆ TELEPHONE (858)722-5953 ◆ FAX (858) 761-0341 ◆ FAX (858) 764-5480
◆ E-MAIL changgpark@gmail.com ◆

EquityPoint, LLC Fund I Series
1800 Washington Ave.
Vincennes, IN 47591

I have read FORM 1-A REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933 of EquityPoint, LLC Fund I series, a Delaware LLC located at 1800 Washington Ave., Vincennes, IN 47591.

In my opinion, the LLC will be taxed as a partnership in the case of multiple members by default. I consent to the filing of the opinion as an Exhibit to the Form 1-A and being named in the offering circular.

Very Truly Yours,

/s/ *Chang G. Park*
_____

Chang G. Park, CPA

July 16, 2009
San Diego, California